SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

04017281

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53399

MAIL PROCESSING RECEIVED FEB 25 2004 WASH. D.C. 150 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Creation Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 2000
(No. and Street)

New York (City) New York (State) 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregg R. Honigblum 212-332-1623
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stone, Russo and Lazzaro, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

333 Westchester Avenue (Address) White Plains (City) New York (State) 10604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregg R. Honigblum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creation Capital LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Feb. 24, 2004

Notary Public

SANDRA HIGGINS
Notary Public, State of New York
No. 01HI6007074
Qualified in Queens County
Commission Expires May 18, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATION CAPITAL LLC
(A Limited Liability Company)

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED
DECEMBER 31, 2003

CREATION CAPITAL LLC
(A Limited Liability Company)

INDEX

* * *

STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE—EAST BUILDING
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members
Creation Capital LLC

We have audited the accompanying statement of financial condition of Creation Capital LLC (A Limited Liability Company) as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creation Capital LLC as of December 31, 2003, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stone, Russo + Lazzaro, CPAs, LLP
Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
February 17, 2004

CREATION CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	159,791
Note receivable		50,000
Furniture and equipment, net of accumulated depreciation of $12,197		21,132
Other assets		14,248
Total	$	245,171

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	67,163
Commitments		
Members' equity		178,008
Total	$	245,171

See Notes to Financial Statements.

CREATION CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

Revenues:	
Fee income	$ 694,650
Investment income	5,235
Reimbursed expenses	28,800
Total	728,685
Expenses:	
Salaries and benefits	383,385
Interest expense	63
Rent and occupancy expense	72,767
Professional fees	153,632
Commission expense	50,750
Depreciation and amortization	5,153
Other operating expenses	127,946
Total	793,696
Net loss before taxes	(65,011)
Less: Taxes - Local	20,000
Net loss	$ (85,011)

See Notes to Financial Statements.

CREATION CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$ 148,503
Contributions	131,416
Distributions	(16,900)
Net loss	(85,011)
Balance, December 31, 2003	$ 178,008

See Notes to Financial Statements.

CREATION CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Operating activities:	
Net loss	$ (85,011)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	5,153
Changes in operating assets and liabilities:	
Other assets	42,582
Accounts payable and accrued expenses	52,253
Net cash provided by operating activities	$ 14,977
Investing activities:	
Sale of furniture and equipment	900
Net cash provided by investing activities	$ 900
Financing activities:	
Members' contributions	131,416
Members' distributions	(16,900)
Payments of capital lease obligations	(1,542)
Net cash provided by financing activities	112,974
Net increase in cash and cash equivalents	128,851
Cash and cash equivalents, beginning of year	30,940
Cash and cash equivalents, end of year	$ 159,791
Supplemental disclosures of cash flow information:	
Interest paid	$ 63

See Notes to Financial Statements.

CREATION CAPITAL LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 — Business and summary of significant accounting policies:

Business:

Creation Capital LLC, a limited liability company, (the "Company") was incorporated in May 2001 and registered with the National Association of Securities Dealers, Inc. (the "NASD") in October 2001. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC").

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less when acquired.

Furniture and equipment:

Furniture and equipment are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of 3 to 15 years.

Fee income:

Fee income consists of consulting services and private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting.

Income taxes:

The accompanying financial statements do not contain a provision for Federal or state income taxes since the Company is treated for tax purposes as a Partnership, where by any income or loss is included in the Federal and state income tax returns of the members. New York City has a provision charging an alternative tax to Partnerships on its members' compensation, therefore there is a provision in the financial statements for local tax.

CREATION CAPITAL LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 2 — Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company has net capital of $92,628, which was $87,628 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.3 to 1.

During the year the Company underwent a routine compliance exam from the NASD – in which they were found not to be in compliance with SEC rule 17a-3(a)(11) in that they inaccurately computed its net capital as of February 27, 2003. The NASD's computation disclosed net capital of $528 and a net capital deficiency of $4,472. They received a Letter of Caution, no fines.

Note 3 — Lease commitments:

The Company is leasing the premises in which it conducts its operations under an operating lease agreement that previously expired in September 2004. In May they reached an agreement with the premises to be on a month-to-month lease. They must give 60 days notice if they want to relocate. Rent expense under the operating lease totaled $61,895.

Note 4 — Note receivable:

The Company has a note receivable from Source Precision Medicine, Inc. dated February 8, 2002 due on February 7, 2007. Interest is due annually at a rate of 8%. At December 31, 2003 the interest receivable was $7,678.

* * *

CREATION CAPITAL LLC
(A Limited Liability Company)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION YEAR ENDED DECEMBER 31, 2003

Net capital		
Total members' equity		$ 178,008
Deduct nonallowable assets and charges:		
Note receivable	$ 50,000	
Furniture and equipment, net	21,132	
Other assets	14,248	85,380
Net capital		$ 92,628
Aggregate indebtedness – total liabilities		$ 67,163
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)		$ 5,000
Excess net capital at 1,000%		$ 80,912
Ratio of aggregate indebtedness to net capital		1.3 to 1

See Report of Independent Public Accountants.

CREATION CAPITAL LLC
(A Limited Liability Company)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
YEAR ENDED DECEMBER 31, 2003

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2003:		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 85,628
Increase in net capital resulting from changes in:		
Audit adjustments, net:		
Balance sheet reclassifications	$ (678)	
Statement of income changes	7,678	7,000
Net capital per above		$ 92,628
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 74,163
Decrease in aggregate indebtedness resulting from audit adjustments to decrease accounts payable and accrued expenses		(7,000)
Aggregate indebtedness per above		$ 67,163

See Report of Independent Public Accountants.

STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE—EAST BUILDING
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Members
Creation Capital LLC

In planning and performing our audit of the financial statements and supplemental schedule of Creation Capital LLC (A Limited Liability Company) as of December 31, 2003 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stone, Russo & Lazzaro, CPAs, LLP

Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
February 17, 2004